
Mail Stop 3030

September 22, 2016

Via E-mail
Karim Menassa
President and Chief Executive Officer
Medical International Technology, Inc.
1872 Beaulac
Ville Saint-Laurent
Montreal, Quebec, Canada H4R 2E7

> **Re: Medical International Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed February 19, 2016**
> **File No. 0-31469**

Dear Mr. Menassa:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2015

General

1.   We note that you have not filed all the reports required by Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Please file your required quarterly reports on Form 10-Q for the periods ended December 31, 2015, March 31, 2016 and June 30, 2016.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 21

2.   We note that the report of your independent registered public accounting firm does not include the city and state or province where issued as required by Rule 2-02(a)(3) of

Regulation S-X. Please have your auditor revise its report in future filings to indicate the city and state or province where issued.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 35

3.   We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please tell us the COSO framework used by your management - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and revise the report in future filings to identify the framework used.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626, or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery